UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

NATURE WOOD GROUP LIMITED

(Name of Issuer)

Ordinary Shares, represented by American Depositary Shares

(Title of Class of Securities)

63903R106

(CUSIP Number)

Lawrence S. Venick, Esq.

Loeb & Loeb LLP

2206-19 Jardine House

1 Connaught Place, Central

Hong Kong SAR

Telephone: +852-3923-1111

Fax: +852-3923-1100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63903R106	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hok Pan Se
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Macau

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,145,392 (directly owned)
	6.	SHARED VOTING POWER 90,787,458 (indirectly through Easy Bliss Limited)
	7.	SOLE DISPOSITIVE POWER 2,145,392 (directly owned)
	8.	SHARED DISPOSITIVE POWER 90,787,458 (indirectly through Easy Bliss Limited)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,787,458 (indirectly through Easy Bliss Limited) and 2,145,392 (directly owned)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.18%
12.	TYPE OF REPORTING PERSON (see instructions) HC and IN

CUSIP No. 63903R106	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Son I Un
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Macau

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 90,787,458 (indirectly through Easy Bliss Limited)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 90,787,458 (indirectly through Easy Bliss Limited)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,787,458 (indirectly through Easy Bliss Limited)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.56%
12.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. 63903R106	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Easy Bliss Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 90,787,458
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 90,787,458

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,787,458
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.56%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 63903R106	13G	Page 5 of 7 Pages

SCHEDULE 13G

Item 1(a). Name of Issuer

Nature Wood Group Limited (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices

Avenida da Amizade no. 1287, Chong Fok Centro Comercial, 13 E, Macau S.A.R.

Item 2(a). Name of Person Filing

Hok Pan Se, Son I Un and Easy Bliss Limited (collectively, the “Reporting Persons”)

Item 2(b). Address of the Principal Office or, if none, residence

24 Junho Avenida. 24 Junho FL.10 B The Paragon, Macau S.A.R..

Item 2(c). Citizenship

Hok Pan Se: Macau

Son I Un: Macau

Easy Bliss Limited: British Virgin Islands

Item 2(d). Title of Class of Securities

This Schedule 13G is related to the US$0.001 par value ordinary shares (the “Ordinary Shares”) of the Issuer.

Item 2(e). CUSIP Number

63903R106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Persons hereto and is incorporated herein by reference for each Reporting Persons.

Easy Bliss Limited is the record holder of 90,787,458 Ordinary Shares, representing 68.56% of the total outstanding Ordinary Shares. Easy Bliss Limited is owned as to 60.2% by Mr. Hok Pan Se and 39.8% by Ms. Son I Un, respectively. By virtue of Mr. Hok Pan Se and Ms. Son I Un’s control over Easy Bliss Limited, Mr. Hok Pan Se and Ms. Son I Un are deemed to hold the voting and dispositive power over the Ordinary Shares held by Easy Bliss Limited. Mr. Hok Pan Se and Ms. Son I Un did not enter into any voting arrangement or agreement.

CUSIP No. 63903R106	13G	Page 6 of 7 Pages

In addition, Mr. Hok Pan Se is the record holder of 2,145,392 Ordinary Shares, representing 1.62% of the total outstanding Ordinary Shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 63903R106	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hok Pan Se

Hok Pan Se

February 8, 2024
(Date)

/s/ Son I Un

Son I Un

February 8, 2024
(Date)

/s/ Hok Pan Se
Hok Pan Se
on behalf of Easy Bliss Limited

Director
(Title)
February 8, 2024
(Date)